

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 16, 2007

Via U.S. Mail and Facsimile

Mr. Chad Curtis, Chief Executive Officer and President
Magnum D'Or Resources Inc.
1108 W. Valley Boulevard, Suite 6-399
Alhambra, CA 91803

>   **Re: Magnum D'Or Resources Inc.**
>   **Amendment No. 2 to Schedule 14C**
>   **Filed May 4, 2007**
>   **File No. 0-31849**
>
>   **Form 10-KSB for the fiscal year ended September 30, 2006**
>   **Filed December 28, 2006**
>   **File No. 0-31849**
>
>   **Form 10-QSB for the quarter ended December 31, 2006**
>   **Filed February 7, 2007**
>   **File No. 0-31849**

Dear Mr. Curtis:

        We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C filed April 11, 2007

General

1.   We reissue prior comment 1. Please file the response letter dated May 4, 2007 as
        well as all future correspondences as correspondence on EDGAR.

2.   Please ensure that the redline version of the filing properly marks all changes from
        the previous version. For example, we note that the last paragraph on page 2 and
        the paragraph on page 3 starting with "Sunrise has held substantially all of the
        operating assets…" have been changed, but were not indicated as such in the
        redline version.

3.   We remind you of prior comment 2 and the last part of prior comment 6. We will
        not be able to complete our review until all pending comments have been
        addressed.

4.   To prevent confusion, please disclose in an appropriate and prominent area
        disclosure that makes clear that Sunrise has been the sole business of Magnum and
        that it comprises substantially all of the assets and liabilities of Magnum, as noted
        in your response to prior comment 4.   Place the disclosure in such a way that it
        makes clear that the information provided for Sunrise constitutes the information
        for Magnum and that the information is being provided in compliance with
        Schedule 14C, which requires specific disclosure about Magnum. For example,
        we note that you could emphasize the statement "[t]he information regarding
        Sunrise in this Information Statement, therefore corresponds to information
        regarding the Company since October 2005" on page 3 by placing it immediately
        before or after the foregoing caption.

5.   We reissue prior comment 6. We note your response in which you indicate that
        Item 14 of Schedule 14A is not applicable to spin-offs. However, we refer you to
        Item 14(a)(4), which provides that Item 14 applies to "a sale or other transfer of all
        or any substantial part of assets." As set forth in your response to prior comment
        4, Sunrise is the sole business of Magnum and its assets and liabilities are those of
        Magnum. Accordingly, the spin-off will result in the transfer of substantially all
        the assets of Magnum. Please provide the information required by Item 14(b).

Mongolia Mining Exploration, page 4

6.   Please further revise your disclosure to specify that Mr. Timursukh Oidov, as
        noted in your response to prior comment 11, was the original license holder of the
        Shandi property. Also briefly explain the business relationship between Mr. Oidov
        and Ton Fei Tham & Associates.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry

A. N. Parker